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                              June 13, 2022

       Jonathan Myers
       Chief Executive Officer
       Qomolangma Acquisition Corp.
       1178 Broadway, 3rd Floor
       New York, New York 10001

                                                        Re: Qomolangma
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 6, 2022
                                                            File No. 333-265447

       Dear Mr. Myers:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Summary
       Enforcement of Liabilities, page 7

   1. We note your disclosure regarding the difficulty of enforcing judgments against your officers and directors
as several members of your board and management team are located in China, are citizens
of China and their assets are located in China. Please disclose this risk on the cover page.
Revise your disclosure here, and in the risk factor on page 68, to identify each director
and officer residing outside the United States and provide their place of residence.
Additionally, include a separate Enforcement of Civil Liabilities section within the prospectus
that also provides this information.
 Jonathan Myers
Qomolangma Acquisition Corp.
June 13, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 if
you have any questions.



                                                           Sincerely,
FirstName LastNameJonathan Myers
                                                           Division of
Corporation Finance
Comapany NameQomolangma Acquisition Corp.
                                                           Office of Real
Estate & Construction
June 13, 2022 Page 2
cc:       Christopher S. Auguste, Esq.
FirstName LastName